September 11, 2019

Jianxin Lin
Chief Executive Officer
CHINA INTERNET NATIONWIDE FINANCIAL SERVICES, INC.
93 Jianguo Road, No. 6 Building, 11th Floor
Chaoyang District, Beijing, People's Republic of China 100020

       Re: China Internet Nationwide Financial Services, Inc.
           Form 20-F for the Year Ended December 31, 2018

Dear Mr. Lin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities